NetApp Inc. 3060 Olsen Dr. San Jose, CA 95128 United States

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

September 2, 2021

Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs or Madams:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that NetApp, Inc. made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the fiscal year ended April 30, 2021, which was filed with the Securities and Exchange Commission on June 21, 2021.

Sincerely,

/s/ Elizabeth O’Callahan

Elizabeth O’Callahan

Senior Vice President and General Counsel